

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2020

Gerald McMahon, Ph.D.
President and Chief Executive Officer
Harpoon Therapeutics, Inc.
131 Oyster Point Blvd, Suite 300
South San Francisco, California 94080

> **Re: Harpoon Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 13, 2020**
> **File No. 333-237175**

Dear Dr. McMahon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jonie Ing Kondracki - Cooley LLP